CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES CHARTER RATE REDUCTION OF FIVE OF THE PARTNERSHIP'S VESSELS AS PART OF THE HYUNDAI MERCHANT MARINE ('HMM') FINANCIAL RESTRUCTURING

ATHENS, GREECE, July 18, 2016 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), as previously announced, HMM, the charterer of five of the Partnership's vessels, namely Hyundai Prestige, Hyundai Premium, Hyundai Paramount, Hyundai Privilege and Hyundai Platinum (the "HMM Vessels"), each under time charter expiring in 2025, has experienced financial difficulties and has pursued a restructuring involving various creditors and vessel owners.

As part of the various agreements that HMM reached with its creditors and vessel owners under its voluntary debt restructuring, the owners of the HMM Vessels entered into a charter restructuring agreement on July 15, 2016.  This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from $29,350 gross per day) for a three-year period starting in July 2016 and ending in December 2019 (the "Charter Reduction Period").  The total charter rate reduction for the Charter Reduction Period for the HMM Vessels aggregates to approximately $37.0 million (the "Charter Reduction Amount").  The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original daily rate of $29,350 until the expiry of each charter in 2025.

In exchange for the Charter Reduction, the Partnership will receive shares in HMM that are expected to be freely tradable on the Stock Market Division of the Korean Exchange (at a share price reflecting a discount subject to a floor under a pre-agreed formula) and/or an unsecured loan to HMM (accruing interest at 3% p.a.), in an aggregate amount initially equal to the Charter Reduction Amount and in proportions still to be determined (the "Charter Reduction Compensation").  The Charter Reduction Compensation is expected to be delivered by July 23, 2016.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership's General Partner, commented:

"We are pleased to see that the out-of-court restructuring of HMM – one of the largest charterers of the Partnership in terms of revenues – has been successfully agreed with the participation of HMM's key financial creditors together with the announcement that HMM intends to join the '2M Alliance' – the world's largest container shipping alliance, which comprises Maersk Line and Mediterranean Shipping Co. ('MSC').  While the impact of the HMM Vessels charter rate reduction will adversely affect our cash flows until the end of 2019, when the charter rate under the respective charter parties is expected to be restored to the original rate, we believe that the reduced charter rate and the Charter Reduction Compensation that we expect to receive represents a more favorable outcome given the alternative employment opportunities in the current depressed container charter market."

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 35 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana ("Flopec"), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. ("Petrobras"), Repsol Trading S.A., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected terms of the HMM restructuring, completion of and on-going compliance with such restructuring and performance of HMM under its respective charter parties, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).  These forward-looking statements involve risks and uncertainties, many of which are beyond our control (including the ability of HMM to perform its obligations) that could cause actual results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.
Gerasimos (Jerry) Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.